Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Minghua Acquisition Corp.	Delaware	100%
Full Ample International Limited	Hong Kong	100%
Top Team Holdings Limited	British Virgin Islands	100%
Top Time International Limited	Hong Kong	100%
Beijing Longyi Biology Technology Co. Ltd	PRC	90%
Chongqing Longyi JiuZhou Dismutase Biology Technology Co. Ltd	PRC	81%